Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

Date of Board Meeting

The board of directors (the “Board”) of Li Auto Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board of the Company will be held on Wednesday, May 10, 2023, for the purpose of considering and approving, inter alias, the unaudited financial results of the Company for the three months ended March 31, 2023 and its publication.

The Company’s management will hold an earnings conference call on Wednesday, May 10, 2023, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10030396-a6jw52.html

By Order of the Board

Li Auto Inc.
Xiang Li
Chairman

Hong Kong, April 27, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang and Prof. Xing Xiao as independent non-executive directors.